PIONEER BEHAVIORAL HEALTH
200 LAKE STREET SUITE 102
PEABODY, MA  01960
978-536-2777



July 6, 2004










Securities and Exchange Commission
450 Fifth Street, N. W., Room 1024
Washington D. C.  20549


                  IN RE:            PHC, Inc
                                    File No. 0-22916
                                    Registration No.  333- 117146

Ladies and Gentlemen:

     The Registrant hereby amends the subject Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the subject registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said section 8(a) may determine.

Very truly yours,


/s/ Bruce A. Shear
Bruce A. Shear
President and CEO